Christopher D. Lueking	Sears Tower, Suite 5800
Direct Dial: (312) 876-7680	233 S. Wacker Dr.
christopher.lueking@lw.com	Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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File No. 025341-0028
October 24, 2007

Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549
Attention:	H. Christopher Owings
Scott Anderegg

Re:	Ulta Salon, Cosmetics & Fragrance, Inc. — Amendment No. 7
Registration Statement on Form S-1
File No. 333-144405
Ladies and Gentlemen:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), we hereby submit responses of the Company to comments received from the Staff in a letter from H. Christopher Owings, dated October 23, 2007 (the “Comment Letter”). In addition, we have reflected the changes noted below in Amendment No. 7 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits. A courtesy copy of this letter is being submitted to the Staff by hand delivery.
1.	We note your response to comment 2 in our letter dated October 19, 2007. We further note that your disclosure of the name of the natural person(s), public entities, majority-owned subsidiaries of public entities or registered investment companies who have investment and/or voting control over the respective selling stockholders is incomplete or unclear as indicated below;
•	You have provided no beneficial ownership information as to Feigin Trading Co.

Response: In response to the Staff’s comment, we have deleted Feigin Trading Co. from the “Selling stockholder” table. See page 101.

•	Footnote (2) to the Selling Stockholder table appears to refer to the beneficial ownership of one “entity,” however, this footnote has been attributed to several selling stockholders; and

October 24, 2007

Response: In response to the Staff’s comment, we have revised footnote 2 to clarify that the footnote applies to more than one entity. Please see page 101.

•	With respect to Bank of America Ventures (footnote 4), Bank of America Capital Corporation (footnote 4), Jewish Communal Fund (footnote 13), JP Morgan Chase Bank (footnote 14) and Appomattox Foundation (footnote 16), your disclosures are incomplete in that they do not identify the beneficial owners of the respective shares. We note your indication that “no one person acting alone has investment and voting power as to these shares,” however, the fact does not avail you of the requirement that you disclose the persons with beneficial ownership of such shares.

Response: In response to the Staff’s comment, we have amended footnotes 4 and 13 to include the information requested. Please see pages 101 — 102. In addition, we advise the Staff that we are using best efforts to obtain the information requested as to footnotes 14 and 16. We intend to file an amendment to the Registration Statement as soon as possible after receiving the remaining information.
2.	We note that you have submitted a requested effectiveness for 4:00 p.m. on October 24, 2007. In connection with your request you have provide certain representations and we note that in the third representation that you indicate that you will not assert our declaring you effective as a defense. Your third representation should also represent that you may not assert staff comments as a defense. Please revise your request accordingly.

Response: In response to the Staff’s comment, we have revised the acceleration request, as indicated, and have resubmitted the request.
     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7680 or Seth Diehl at (312) 876-7634.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP
Enclosures

cc:	Gregg R. Bodnar
Robert Guttman, Esq.
Seth Diehl